J.P. Morgan Securities LLC and Subsidiaries

(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition and Supplemental Schedules
December 31, 2024

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Table of Contents
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of J.P. Morgan Securities LLC and Subsidiaries

Opinion on the Financial Statement - Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of J.P. Morgan Securities LLC and its subsidiaries (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges pursuant to Section 4d(a)(2) of the Commodity Exchange Act, Computation of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers pursuant to Commission Regulation 30.7 and Computation of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4d(f) of the Commodity Exchange Act as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statement as a whole.

PricewaterhouseCoopers LLP

February 25, 2025

We have served as the Company's auditor since 2008.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

1

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2024

(in millions)

Assets	
Cash	$ 10,524
Securities purchased under resale agreements (at fair value)	219,341
Securities borrowed (included $58,650 at fair value)	168,658
Securities received as collateral, at fair value (included assets pledged of $4,042)	5,269
Receivables from customers	38,469
Receivables from brokers, dealers, clearing organizations and others	28,065
Financial instruments owned, at fair value (included assets pledged of $119,571)	277,992
Goodwill and other intangible assets	1,465
Other assets (included $1 at fair value)	2,837
Total assets[a]	**$ 752,620**
Liabilities	
Short-term borrowings (included $7,392 at fair value)	$ 54,948
Securities sold under repurchase agreements (included $252,227 at fair value)	376,466
Securities loaned (included $1 at fair value)	4,450
Obligation to return securities received as collateral, at fair value	5,441
Payables to customers	121,811
Payables to brokers, dealers, clearing organizations and others	11,201
Financial instruments sold, not yet purchased, at fair value	86,832
Other liabilities and accrued expenses	10,978
Beneficial interests issued by consolidated variable interest entities ("VIEs"), (included $1 at fair value)	697
Long-term debt, at fair value	41,941
Total liabilities[a]	**714,765**
Commitments and contingencies (refer to Note 16)	
Subordinated borrowings	**17,000**
Member's equity	
Member's interest	5,762
Retained earnings	15,155
Accumulated other comprehensive loss	(62)
Total member's equity	**20,855**
Total liabilities and member's equity	**$ 752,620**

(a) The following table presents information on assets and liabilities related to VIEs that are consolidated by the Company at December 31, 2024. The assets of the consolidated VIEs are used to settle the liabilities of those entities. The holders of the beneficial interests do not have recourse to the general credit of the Company. The assets and liabilities in the table below include third-party assets and liabilities of consolidated VIEs and exclude intercompany balances that eliminate in consolidation. Refer to Note 9 for further information.

(in millions)

Assets		
Financial instruments owned, at fair value	$	784
All other assets		7
Total assets	**$**	**791**
Liabilities		
Beneficial interests issued by consolidated VIEs, at fair value	$	697
Payables to brokers, dealers, clearing organizations and others		4
Total liabilities	**$**	**701**

The accompanying Notes are an integral part of the Consolidated Statement of Financial Condition.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

1. Organization

The Consolidated Statement of Financial Condition includes the accounts of J.P. Morgan Securities LLC ("J.P. Morgan Securities") and its subsidiaries (collectively the "Company"). The Company is a wholly-owned subsidiary of J.P. Morgan Broker-Dealer Holdings Inc. ("Broker-Dealer Holdings"). The member's interest of the Company is indirectly held by JPMorgan Chase Holdings LLC (the "IHC"), which is an intermediate holding company wholly-owned by JPMorgan Chase & Co. ("JPMorganChase"), a leading financial services firm based in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorganChase or a direct or indirect subsidiary of JPMorganChase. J.P. Morgan Securities is registered as a broker-dealer, investment adviser and security-based swap dealer with the U.S. Securities and Exchange Commission ("SEC"), and registered as a futures commission merchant ("FCM") and registered as a swap dealer with the U.S. Commodities Futures Trading Commission ("CFTC"). J.P. Morgan Securities is also a member firm of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), the Securities Investor Protection Corporation ("SIPC") and various exchanges. J.P. Morgan Securities' wholly-owned subsidiary J.P. Morgan Prime Inc. ("J.P. Morgan Prime") is also registered as a broker-dealer with the SEC and is a member firm of FINRA and SIPC.

The Company derives its revenues from customers by providing services including investment banking, financial services and asset management. All of the Company's activities are interrelated and all significant operating decisions are based upon analysis of the Company at the consolidated level. The Company's Chief Financial Officer ("CFO") manages the Company's activities at the consolidated level as a single reportable segment and is the chief operating decision-maker ("CODM"). The Company's CFO uses the Company's Consolidated Statement of Financial Condition to evaluate the Company's operating, strategic, capital and liquidity actions. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to Note 15 for further information on the Company's regulatory requirements.

The Company's Board of Managers is responsible for the oversight of management of the Company, which it discharges both acting directly and through the Company's executive officers, the principal standing committees of JPMorganChase's Board of Directors and the Company's own working groups and forums. JPMorganChase's Board of Directors' Risk Committee is the principal committee that oversees risk matters. JPMorganChase's Board of Directors' Audit Committee oversees the control environment, and its Compensation & Management Development Committee oversees compensation and other management-related matters. Each committee of the JPMorganChase Board oversees reputation risk and conduct risk issues within its scope of responsibility. The Company relies on each of JPMorganChase's lines of business and Corporate areas giving rise to risk to operate within the parameters identified by JPMorganChase's Independent Risk Management function (consisting of the Risk Management and Compliance organizations).

J.P. Morgan Securities acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades various types of debt and equity securities (including securities issued by JPMorganChase or its affiliates); advises clients on business strategies, capital structures and financial strategies; structures derivative transactions to meet client needs; engages in the execution and clearance of exchange-traded futures and options; clears over-the-counter ("OTC") derivative contracts in connection with JPMorganChase's and its affiliates' client-driven market-making and risk management activities; and offers brokerage and investment advisory products and services to a range of retail investors. J.P. Morgan Securities provides securities clearing and customer financing, and engages in secured financing transactions to finance its securities activities, including through J.P. Morgan Prime for certain prime brokerage customer transactions. Additionally, J.P. Morgan Securities acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents and certain activities of its affiliates on either a fully disclosed or omnibus basis, and (ii) proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients").

Credit ratings

The credit ratings of J.P. Morgan Securities as of December 31, 2024, were as follows.

	Moody's Investors Service ("Moody's")	Standard & Poor's ("S&P")	Fitch
Outlook	Positive	Stable	Stable
Long-term issuer rating	Aa3	AA-	AA
Short-term issuer rating	P-1	A-1+	F1+

Notes to Consolidated Statement of Financial Condition
December 31, 2024

Regulatory capital actions

During the year ended December 31, 2024, J.P. Morgan Securities repaid $9.0 billion of subordinated borrowings to the IHC. Refer to Notes 12 and 15 for further information on J.P. Morgan Securities' regulatory requirements.

2. Significant accounting policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the U.S. ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

(a) Accounting and reporting developments

Financial Accounting Standards Board ("FASB") Standards adopted since January 1, 2024

Standard	Summary of guidance	Effects on Consolidated Statement of Financial Condition
Fair Value Measurement: Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions *Issued June 2022*	• Clarifies that a contractual sale restriction is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. • Requires disclosure for investments in equity securities subject to contractual sale restrictions, including: 1) fair value of these investments, 2) nature and remaining duration of the restriction(s) and 3) circumstances that could cause a lapse in the restriction(s).	• Adopted prospectively on January 1, 2024, with no impact to the Company's Consolidated Statement of Financial Condition.
Segment reporting: Improvements to Reportable Segment Disclosures *Issued November 2023*	• Requires disclosure of significant segment expenses that are readily provided to the chief operating decision-maker ("CODM") and included in segment profit or loss. • Requires disclosure of the composition and aggregate amount of other segment items, which represent the difference between profit or loss and segment revenues less significant segment expenses. • Requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported segment measures in assessing segment performance and deciding how to allocate resources.	• Adopted retrospectively to the Company's Consolidated Statement of Financial Condition for the year ended December 31, 2024.[a]

(a) The accounting standards update applies to the Company's Consolidated Statement of Financial Condition for the year ended December 31, 2024, and interim Consolidated Statement of Financial Condition thereafter.

FASB Standards issued but not yet adopted as of December 31, 2024

Standard	Summary of guidance	Effects on Consolidated Statement of Financial Condition
Income Taxes: Improvements to Income Tax Disclosures *Issued December 2023*	• Requires disclosure of income taxes paid disaggregated by 1) federal, state, and foreign taxes and 2) individual jurisdiction on the basis of a quantitative threshold of equal to or greater than 5 percent of total income taxes paid (net of refunds received). • Requires disclosure of the effective tax rate reconciliation by specific categories, at a minimum, with accompanying qualitative disclosures, and separate disclosure of reconciling items based on quantitative thresholds. • Requires categories within the effective tax rate reconciliation to be further disaggregated if quantitative thresholds are met.	• The guidance would not be applicable to J.P. Morgan Securities, as JPMorganChase has elected to not allocate federal and state income tax provisions to J.P Morgan Securities. Any foreign taxes incurred by J.P Morgan Securities and all taxes incurred by its subsidiary J.P. Morgan Prime are reflected as a component of other expenses, and not material to the results. Refer to the income taxes discussion in this Note for more information.
Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses *Issued November 2024*	• Requires additional annual and interim disclosures about specific types of expenses presented in the Consolidated Statement of Income.	• Required effective date: Consolidated Statement of Financial Condition for the year ending December 31, 2027.[a] • The guidance can be applied on a prospective basis with the option to apply the standard retrospectively. • The Company is evaluating the potential impact on the Consolidated Statement of Financial Condition disclosures, as well as the Company's planned date of adoption.

(a) Early adoption is permitted.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

(b) Basis of presentation
Consolidation
The Consolidated Statement of Financial Condition includes the accounts of the Company and other entities in which the Company has a controlling financial interest as of December 31, 2024. All material intercompany balances and transactions have been eliminated.

Assets held for clients in an agency or fiduciary capacity by J.P. Morgan Securities are not assets of J.P. Morgan Securities and are not included on the Consolidated Statement of Financial Condition.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting interest entities
Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions relating to the entity's operations. For these types of entities, the Company's determination of whether it has a controlling interest is primarily based on the amount of voting equity interests held. Entities in which the Company has a controlling financial interest, through ownership of the majority of the entities' voting equity interests, or through other contractual rights that give the Company control, are consolidated by the Company. Investments in companies in which the Company has significant influence over operating and financing decisions (but does not own a majority of the voting equity interests) are accounted for (i) in accordance with the equity method of accounting (which requires the Company to recognize its proportionate share of the entity's net earnings), or (ii) at fair value if the fair value option was elected.

Variable interest entities
VIEs are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The most common type of VIE is a special purpose entity ("SPE"). SPEs are commonly used in securitization transactions in order to isolate certain assets and distribute the cash flows from those assets to investors. The basic SPE structure involves a company selling assets to the SPE; the SPE funds the purchase of those assets by issuing securities to investors. The legal documents that govern the transaction specify how the cash earned on the assets must be allocated to the SPE's investors and other parties that have rights to those cash flows. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

The primary beneficiary of a VIE (i.e., the party that has a controlling financial interest) is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE's economic performance; and second, identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (such as asset managers, collateral managers, servicers, owners of call options or liquidation rights over the VIE's assets) or have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the Company considers all of its economic interests, including debt and equity investments, derivatives or other arrangements deemed to be variable interests in the VIE. This assessment requires that the Company apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held within the VIE's capital structure; and the reasons why the interests are held by the Company.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

The Company performs ongoing reassessments of (1) whether any entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and are therefore subject to the VIE consolidation framework; and (2) whether changes in the facts and circumstances regarding the Company's involvement with a VIE cause the Company's consolidation conclusion to change. Refer to Note 9 for further information related to VIEs.

Use of estimates in the preparation of the Consolidated Statement of Financial Condition
The preparation of the Consolidated Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

Foreign currency translation
The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

Offsetting assets and liabilities
U.S. GAAP permits entities to present derivative receivables and derivative payables with the same counterparty and the related cash collateral receivables and payables on a net basis on the Consolidated Statement of Financial Condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities borrowed and loaned under securities loan agreements to be presented on a net basis when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has elected to net such balances where it has determined that the specified conditions are met.

The Company uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivatives transactions, resale and repurchase agreements, and securities borrowed and loaned agreements. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due). Upon the exercise of termination rights by the non-defaulting party (i) all transactions are terminated, (ii) all transactions are valued and the positive value of "in the money" transactions are netted against the negative value of "out of the money" transactions and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of default rights under repurchase agreement and securities loaned agreements in general (i) all transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in, or title transfer of, securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty. Refer to Notes 6 and 8, respectively, for further information on the Company's derivative instruments and securities financing activities.

(c) Cash
Cash represents funds deposited with financial institutions, which predominantly includes cash segregated to satisfy rules regarding the protection of assets of customers as required by the CFTC and/or the SEC, J.P. Morgan Securities' primary regulators. Refer to Note 15 for further information.

(d) Securities financing agreements
Resale and repurchase agreements, and securities borrowed and loaned agreements (collectively, "securities financing agreements"), are treated as collateralized transactions. The Company has elected the fair value option for certain securities financing agreements. Securities financing agreements not elected under the fair value option are measured at amortized cost. Additionally, the Company may receive securities as collateral in securities-for-securities transactions. If the Company is the lender in these transactions and where the Company is permitted to sell or repledge the collateral received, the Company

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

reports the fair value of the securities received as collateral and the related obligation to return securities received as collateral on the Consolidated Statement of Financial Condition. Refer to Note 8 for further information.

(e) Customer transactions

Receivables from and payables to customers primarily include amounts arising from securities and margin transactions. These customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis. In the event of fails to deliver or receive securities, the Company records corresponding receivables from customers or payables to customers, respectively. The Company does not reflect the clients' underlying securities or derivative contracts on its Consolidated Statement of Financial Condition. Margin loans to brokerage clients are collateralized by assets maintained in the clients' brokerage accounts (including cash on deposit, and primarily liquid and readily marketable debt or equity securities). To manage its credit risk, the Company establishes margin requirements and monitors the required margin levels on an ongoing basis, and requires clients to deposit additional cash or other collateral, or to reduce positions, when appropriate. Credit risk arising from lending activities subject to collateral maintenance requirements is generally mitigated by factors such as the short-term nature of the activity, the fair value of collateral held and the Company's right to call for, and the borrower's obligation to provide additional margin when the fair value of the collateral declines. Because of these mitigating factors, these receivables generally do not require an allowance for credit losses. However, if in management's judgement, an allowance for credit losses is required, the Company estimates expected credit losses based on the value and quality of the collateral and probability of borrower default.

(f) Brokers, dealers, clearing organizations and others

Receivables from brokers, dealers, clearing organizations and others include margin deposits, as well as receivables when the Company fails to deliver securities to a purchaser by the settlement date. Payables to brokers, dealers, clearing organizations and others include payables when the Company fails to receive securities from a seller by the settlement date. Brokers, dealers, clearing organizations and other receivables and payables additionally include the variation margin related to futures contracts cleared on domestic and international derivative exchanges, accrued interest receivables and payables, as well as net receivables or net payables arising from unsettled trades. Clearing organizations generally settle unsettled trades, including fails, on a daily basis. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. As such, generally no allowance for credit losses is held against these receivables. No allowance is held against variation margin receivables that are posted with clearing organizations, due to the remote probability of default by the clearing organization and the robust multi-layered credit protection inherent in its design and operations. The Company does not record an allowance on accrued interest receivables, due to its policy to write these receivables off no later than 90 days past due by reversing interest income.

(g) Financial instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. These securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in non-regular way trades are recorded on the settlement date (the date on which the payment of funds and delivery of securities are to take place) with changes in value recorded on the Consolidated Statement of Financial Condition between trade and settlement dates. Refer to Note 3 for further information related to the Company's valuation methodologies under fair value measurement.

Balances reflect the reduction of financial instruments owned (long positions) by the amount of identical financial instruments sold, not yet purchased (short positions) when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

(h) Goodwill and other intangible assets
Goodwill

Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired, and can be adjusted up to one year from the acquisition date as additional information is obtained about the fair value of assets acquired and liabilities assumed. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be an impairment.

Goodwill impairment testing

The Company's goodwill was not impaired at December 31, 2024.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

The goodwill impairment test is performed by comparing the current fair value of the Company with its carrying value. If the fair value is in excess of the carrying value, then the Company's goodwill is considered not to be impaired. If the fair value is less than the carrying value, then an impairment loss is recognized for the amount by which the Company's carrying value exceeds its fair value, up to the amount of the Company's goodwill.

Unanticipated declines in business performance, increases in credit losses, increases in capital requirements, as well as deterioration in economic or market conditions, adverse regulatory or legislative changes or increases in the estimated market cost of equity, could cause the estimated fair value of the Company to decline in the future, which could result in a material impairment loss to earnings in a future period related to some portion of the associated goodwill.

Other intangible assets
The Company's finite-lived other intangible assets are initially recorded at their fair value primarily upon completion of a business combination. Finite-lived intangible assets which primarily represent customer relationship intangibles, are amortized over their useful lives, estimated based on the expected future economic benefits.

Other intangible assets impairment testing
The Company's finite-lived other intangible assets are assessed for impairment annually or more often if events or changes in circumstances indicate that the asset might be impaired. Once the Company determines that an impairment exists for an intangible asset, the impairment is recognized in other expenses.

(i) Other assets, and other liabilities and accrued expenses
Other assets can consist of syndicate receivables, dividend receivables, cash collateral receivables resulting from derivative transactions, margin receivables on securities financing agreements, prepaid expenses and other. Other liabilities and accrued expenses can consist of syndicate payables, dividend payables, cash collateral payables resulting from derivative transactions, margin payables on securities financing agreements, accrued compensation and benefits, reserves and other.

(j) Accumulated other comprehensive income/(loss)
Accumulated other comprehensive income/(loss) ("AOCI") includes the after-tax change in unrealized gains and losses on fair value option elected liabilities with affiliates arising from changes in the Company's own credit risk (Debit Valuation Adjustment "DVA"). Refer to Note 14 for further information.

(k) Income taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorganChase.

J.P. Morgan Securities, as a disregarded entity, is included as part of the tax return filing of its direct parent, Broker-Dealer Holdings. As there is no requirement to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority, although an entity may elect to do so, JPMorganChase has elected to not allocate federal or state income tax provisions to J.P. Morgan Securities. If J.P. Morgan Securities incurs any taxes as a standalone regarded entity under foreign tax law, such taxes would be recorded on J.P. Morgan Securities.

J.P. Morgan Prime is taxable as a corporation. As such, pursuant to a tax sharing agreement, JPMorganChase allocates to J.P. Morgan Prime its share of the consolidated income tax expense or benefit based upon statutory rates applied to its earnings as if it were filing a separate income tax return. Furthermore, JPMorganChase will reimburse J.P. Morgan Prime currently for losses irrespective of whether J.P. Morgan Prime would utilize losses on a separate return basis. The tax sharing agreement between JPMorganChase and J.P. Morgan Prime allows for intercompany payments to or from JPMorganChase for outstanding current tax assets or liabilities.

J.P. Morgan Prime uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded on its Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on J.P. Morgan Prime's taxable income at the effective income tax rate applicable to the consolidated JPMorganChase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed on the Consolidated Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Consolidated Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Notes to Consolidated Statement of Financial Condition
December 31, 2024

in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized as income tax expense. J.P. Morgan Prime has concluded that there are no significant uncertain income tax positions and related interest and penalties. Any historical audit adjustments for J.P. Morgan Securities will be reflected on its direct parent, Broker-Dealer Holdings.

The Company is a member of the JPMorganChase consolidated group which is continually under examination by the Internal Revenue Service, by taxing authorities throughout the world, and by many state and local jurisdictions throughout the U.S. The following table summarizes the status of tax years that remain subject to income tax examinations of JPMorganChase and its consolidated subsidiaries by significant jurisdictions as of December 31, 2024.

Tax examinations	Periods under examination	Status
JPMorganChase - U.S.	2011 - 2013	Field examination of amended returns, certain matters at Appellate level
JPMorganChase - U.S.	2014 - 2020	Field examination of original and amended returns, certain matters at Appellate level
JPMorganChase - New York City	2015 - 2018	Field examination
JPMorganChase - U.K.	2017 - 2022	Field examination of certain select entities

3. Fair value measurement of financial instruments

The Company carries a portion of its assets and liabilities at fair value. These assets and liabilities are predominantly carried at fair value on a recurring basis (i.e., assets and liabilities that are measured and reported at fair value on the Company's Consolidated Statement of Financial Condition). Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices or inputs, where available. If prices or quotes are not available, fair value is based on valuation models and other valuation techniques that consider relevant transaction characteristics (such as maturity) and use, as inputs, observable or unobservable market parameters, including yield curves, interest rates, volatilities, prices (such as commodity, equity or debt prices), correlations, foreign exchange ("FX") rates and credit curves. Fair value may also incorporate valuation adjustments.

The level of precision in estimating unobservable market inputs or other factors can affect the amount of gain or loss recorded for a particular position. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the methods and assumptions used reflect management judgment and may vary across the Company's businesses and portfolios.

The Company uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Company could result in the Company deriving a different estimate of fair value at the reporting date.

Valuation process
Risk-taking functions are responsible for providing fair value estimates for assets and liabilities carried on the Consolidated Statement of Financial Condition at fair value. JPMorganChase's Valuation Control Group ("VCG"), which is part of JPMorganChase's Finance function and independent of the risk-taking functions, is responsible for verifying these estimates and determining any fair value adjustments that may be required to ensure that the Company's positions are recorded at fair value. In addition, JPMorganChase's Firmwide Valuation Governance Forum ("VGF"), which is composed of senior finance and risk executives, is responsible for overseeing the management of risks arising from valuation activities conducted across JPMorganChase. JPMorganChase's VGF is chaired by the JPMorganChase Firmwide head of the VCG (under the direction of JPMorganChase's Controller), and includes sub-forums covering the Company.

Price verification process
The VCG verifies fair value estimates provided by the risk-taking functions by leveraging independently derived prices, valuation inputs and other market data, where available. Where independent prices or inputs are not available, the VCG performs additional review to ensure the reasonableness of the estimates. The additional review may include evaluating the limited market activity including client unwinds, benchmarking valuation inputs to those used for similar instruments, decomposing the valuation of structured instruments into individual components, comparing expected to actual cash flows,

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

reviewing profit and loss trends, and reviewing trends in collateral valuation. There are also additional levels of management review for more significant or complex positions.

The VCG determines any valuation adjustments that may be required to the estimates provided by the risk-taking functions. No adjustments to quoted prices are applied for instruments classified within level 1 of the fair value hierarchy (refer to the discussion below for further information on the fair value hierarchy). For other positions, judgment is required to assess the need for valuation adjustments to appropriately reflect liquidity considerations, unobservable parameters, and, for certain portfolios that meet specified criteria, the size of the net open risk position. The determination of such adjustments follows a consistent framework across JPMorganChase.

- Liquidity valuation adjustments are considered where an observable external price or valuation parameter exists but is of lower reliability, potentially due to lower market activity. Liquidity valuation adjustments are made based on current market conditions. Factors that may be considered in determining the liquidity adjustment include analysis of: (1) the estimated bid-offer spread for the instrument being traded; (2) alternative pricing points for similar instruments in active markets; and (3) the range of reasonable values that the price or parameter could take.

- The Company manages certain portfolios of financial instruments on the basis of net open risk exposure and, as permitted by U.S. GAAP, has elected to estimate the fair value of such portfolios on the basis of a transfer of the entire net open risk position in an orderly transaction. Where this is the case valuation adjustments may be necessary to reflect the cost of exiting a larger-than-normal market-size net open risk position. Where applied, such adjustments are based on factors that a relevant market participant would consider in the transfer of the net open risk position, including the size of the adverse market move that is likely to occur during the period required to sufficiently reduce the net open risk position.

- Uncertainty adjustments related to unobservable parameters may be made when positions are valued using prices or input parameters to valuation models that are unobservable due to a lack of market activity or because they cannot be implied from observable market data. Such prices or parameters must be estimated and are, therefore, subject to management judgment. Adjustments are made to reflect the uncertainty inherent in the resulting valuation estimate.

- Where appropriate, the Company also applies adjustments to its estimates of fair value in order to appropriately reflect counterparty credit quality, JPMorganChase's own creditworthiness and the impact of funding, using a consistent framework across the Company.

Valuation model review and approval
If prices or quotes are not available for an instrument or a similar instrument, fair value is generally determined using valuation models that consider relevant transaction terms such as maturity and use as inputs market-based or independently sourced parameters. Where this is the case the price verification process described above is applied to the inputs in those models.

Under JPMorganChase's Estimations and Model Risk Management Policy, Model Risk Governance and Review ("MRGR") reviews and approves new models, as well as material changes to existing models, prior to implementation in the operating environment. In certain circumstances exceptions may be granted to JPMorganChase's policy to allow a model to be used prior to review or approval. JPMorganChase's MRGR may also require the user to take appropriate actions to mitigate the model risk if it is to be used in the interim. These actions will depend on the model and may include, for example, limitation of trading activity.

Fair value hierarchy
A three-level fair value hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The fair value hierarchy is based on the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

The following is a description of the valuation methodologies generally used by the Company to measure its more significant products/instruments at fair value, including the general classification of such instruments pursuant to the fair value hierarchy.

Product/ instrument	Valuation methodology	Classifications in the fair value hierarchy
Securities financing agreements	Valuations are based on discounted cash flows, which consider: • Derivative features: refer to the discussion of derivatives below for further information • Market rates for the respective maturity • Collateral characteristics	Level 2
Debt and equity instruments	Quoted market prices. In the absence of quoted market prices, financial instruments are valued based on: • Observable market prices for similar securities • Relevant broker quotes • Discounted cash flows In addition, the following inputs to discounted cash flows are used for the following products: Mortgage- and asset-backed securities specific inputs: • Collateral characteristics • Deal-specific payment and loss allocations • Current market assumptions related to yield, prepayment speed, conditional default rates and loss severity Collateralized loan obligations ("CLOs") specific inputs: • Collateral characteristics • Deal-specific payment and loss allocations • Expected prepayment speed, conditional default rates, loss severity • Credit spreads • Credit rating data Other (predominantly includes structured notes issued by affiliates of the Company): • Valuations are based on discounted cash flow analyses that consider the embedded derivative and the terms and payment structure of the financial instrument. • The embedded derivative features are considered using models such as the Black-Scholes option pricing model, simulation models, or a combination of models that may use observable or unobservable valuation inputs, depending on the embedded derivative. The specific inputs used vary according to the nature of the embedded derivative features, as described in the discussion below regarding derivatives valuation.	Level 1 Level 2 or 3

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Product/ instrument	Valuation methodology	Classifications in the fair value hierarchy
Derivatives	Actively traded derivatives, e.g., exchange-traded derivatives, that are valued using quoted prices.	Level 1
	Derivatives that are valued using models such as the Black-Scholes option pricing model, simulation models, or a combination of models that may use observable or unobservable valuation inputs as well as considering the contractual terms.	Level 2 or 3
	The key valuation inputs used will depend on the type of derivative and the nature of the underlying instruments and may include equity prices, commodity prices, foreign exchange rates, volatilities, correlations, credit default swap ("CDS") spreads, recovery rates and prepayment speed.	
	In addition, specific inputs used for derivatives that are valued based on models with significant unobservable inputs are as follows:	
	Interest rate and FX exotic derivatives specific inputs include:	
	• Interest rate volatility	
	• Bermudan switch value	
	• Interest rate correlation	
	• Interest rate-foreign exchange ("IR-FX") correlation	
	• Foreign exchange correlation	
	Credit derivatives specific inputs include:	
	• Credit correlation between the underlying debt instruments	
	Equity derivatives specific inputs include:	
	• Forward equity price	
	• Equity volatility	
	• Equity correlation	
	• Equity-foreign exchange ("Equity-FX") correlation	
	• Equity-interest rate ("Equity-IR") correlation	
	Commodity derivatives specific inputs include:	
	• Forward commodity price	
	• Commodity volatility	
	• Commodity correlation	
Beneficial interests issued by consolidated VIEs	Valued using observable market information, where available.	Level 2
	In the absence of observable market information, valuations are based on the fair value of the underlying assets held by the VIE.	
Structured notes (included in short-term borrowings and long-term debt)	• Valuations are based on discounted cash flow analyses that consider the embedded derivative and the terms and payment structure of the note.	Level 2 or 3
	• The embedded derivative features are considered using models such as the Black-Scholes option pricing model, simulation models, or a combination of models that may use observable or unobservable valuation inputs, depending on the embedded derivative. The specific inputs used vary according to the nature of the embedded derivative features, as described in the discussion below regarding derivatives valuation.	

Notes to Consolidated Statement of Financial Condition
December 31, 2024

The following table presents the assets and liabilities reported at fair value as of December 31, 2024, by major product category and fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis

(in millions)	Fair value hierarchy Level 1	Level 2	Level 3	Derivative netting adjustments	Total fair value
Securities purchased under resale agreements [a]	$ −	$ 219,341	$ −	$ −	$ 219,341
Securities borrowed [a]	−	58,650	−	−	58,650
Securities received as collateral [b]	2,912	2,324	33	−	5,269
Financial instruments owned:					
Mortgage-backed securities:					
U.S. Government-sponsored enterprises ("GSEs") and government agencies [c]	−	79,532	7	−	79,539
Residential - nonagency	−	1,693	−	−	1,693
Commercial - nonagency	−	1,029	−	−	1,029
Total mortgage-backed securities	**−**	**82,254**	**7**	**−**	**82,261**
U.S. Treasury, GSEs and government agencies [a][c]	124,979	10,689	−	−	135,668
Obligations of U.S. states and municipalities	−	2,553	1	−	2,554
Certificates of deposit, bankers' acceptances and commercial paper	−	483	5	−	488
Non-U.S. government debt securities	2	191	−	−	193
Corporate debt securities	−	9,628	9	−	9,637
Equity securities	33,776	189	20	−	33,985
Asset-backed securities	−	2,226	1	−	2,227
Loans	−	8	−	−	8
Other	−	8,568	315	−	8,883
Total debt and equity instruments [d]	**158,757**	**116,789**	**358**	**−**	**275,904**
Derivative receivables:					
Interest rate	4,422	10,333	474	(14,038)	1,191
Credit	−	1,523	70	(1,581)	12
Foreign exchange	−	332	306	(623)	15
Equity [e]	−	59,872	2,828	(61,830)	870
Commodity	−	570	1	(571)	−
Total derivative receivables [f]	**4,422**	**72,630**	**3,679**	**(78,643)**	**2,088**
Total financial instruments owned	**163,179**	**189,419**	**4,037**	**(78,643)**	**277,992**
Other assets	−	−	1	−	1
Total assets measured at fair value on a recurring basis	**$ 166,091**	**$ 469,734**	**$ 4,071**	**$ (78,643)**	**$ 561,253**
Short-term borrowings	$ −	$ 7,284	$ 108	$ −	$ 7,392
Securities sold under repurchase agreements	−	252,227	−	−	252,227
Securities loaned	−	1	−	−	1
Obligation to return securities received as collateral [b]	3,084	2,324	33	−	5,441
Financial instruments sold, not yet purchased:					
Debt and equity instruments [d]	70,031	11,719	3	−	81,753
Derivative payables:					
Interest rate	3,708	6,319	41	(8,799)	1,269
Credit	−	851	91	(832)	110
Foreign exchange	−	732	47	(646)	133
Equity [e]	−	66,722	4,838	(67,993)	3,567
Commodity	−	141	1	(142)	−
Total derivative payables [f]	**3,708**	**74,765**	**5,018**	**(78,412)**	**5,079**
Total financial instruments sold, not yet purchased	**73,739**	**86,484**	**5,021**	**(78,412)**	**86,832**
Beneficial interests issued by consolidated VIEs	−	1	−	−	1
Long-term debt	−	22,912	19,029	−	41,941
Total liabilities measured at fair value on a recurring basis	**$ 76,823**	**$ 371,233**	**$ 24,191**	**$ (78,412)**	**$ 393,835**

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

(a) Includes securities that were segregated to satisfy SEC and CFTC rules regarding the protection of assets of customers. Refer to Note 15 for further information.

(b) Represents securities-for-securities lending transactions when the Company is acting as the lender.

(c) Includes total U.S. GSE obligations of $51.2 billion, which were predominantly mortgage-related. U.S. GSEs are quasi-governmental, privately held entities established by Congress to improve the flow of credit to specific sectors of the economy and provide certain essential services to the public. U.S. GSEs include Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"), but do not include Government National Mortgage Association ("Ginnie Mae"), which is directly owned by the U.S. Department of Housing and Urban Development. U.S. GSE obligations are not explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government.

(d) Balances reflect the reduction of financial instruments owned (long positions) by the amount of identical financial instruments sold, not yet purchased (short positions).

(e) Equity derivative receivables and payables in level 3 primarily relate to positions with affiliates.

(f) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral received and paid when a legally enforceable master netting agreement exists. For purposes of the table above, the Company does not reduce derivative receivables and derivative payables balances for this netting adjustment, either within or across the levels of the fair value hierarchy, as such netting is not relevant to a presentation based on the transparency of inputs to the valuation of an asset or liability. The level 3 balances would be reduced if netting were applied, including the netting benefit associated with cash collateral. Refer to Note 6 for further information.

Level 3 valuations

The Company has established well-structured processes for determining fair value, including for instruments where fair value is estimated using significant unobservable inputs (level 3).

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to the Company. For instruments valued using internally developed valuation models and other valuation techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate valuation model or other valuation technique to use. Second, due to the lack of observability of significant inputs, management must assess relevant empirical data in deriving valuation inputs including transaction details, yield curves, interest rates, prepayment speed, default rates, volatilities, correlations, prices (such as commodity, equity or debt prices), valuations of comparable instruments, foreign exchange rates and credit curves.

The following table presents, as of December 31, 2024, the Company's primary level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, the significant unobservable inputs, the range of values for those inputs and the weighted or arithmetic averages of such inputs. While the determination to classify an instrument within level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated to external sources) in addition to the unobservable components. The level 1 and/or level 2 inputs are not included in the table. In addition, the Company manages the risk of the observable components of level 3 financial instruments using securities and derivative positions that are classified within levels 1 or 2 of the fair value hierarchy.

The range of values presented in the table is representative of the highest and lowest level input used to value the significant groups of instruments within a product/instrument classification. Where provided, the weighted averages of the input values presented in the table are calculated based on the fair value of the instruments that the input is being used to value.

In the Company's view, the input range, weighted and arithmetic average values do not reflect the degree of input uncertainty or an assessment of the reasonableness of the Company's estimates and assumptions. Rather, they reflect the characteristics of the various instruments held by the Company and the relative distribution of instruments within the range of characteristics. For example, two option contracts may have similar levels of market risk exposure and valuation uncertainty, but may have significantly different implied volatility levels because the option contracts have different underlyings, tenors, or strike prices. The input range and weighted and arithmetic average values will therefore vary from period-to-period and parameter-to-parameter based on the characteristics of the instruments held by the Company at each Consolidated Statement of Financial Condition date.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

Level 3 inputs[a]

Product/instrument	Fair value (in millions)	Principal valuation technique	Unobservable inputs[e]	Range of input values			Average[g]
Residential mortgage-backed securities[b]	$ 7	Discounted cash flows	Yield	3%	–	11%	6%
Corporate debt securities	9	Market comparables	Price	$0	–	$102	$8
Net interest rate derivatives	433	Option pricing	Interest rate volatility	9bps	–	1097bps	115bps
			Bermudan switch value	0%	–	36%	13%
			Interest rate correlation	(82)%	–	97%	64%
			IR-FX correlation	(35)%	–	60%	8%
Net credit derivatives	(20)	Discounted cash flows	Credit correlation	31%	–	79%	47%
	(1)	Market comparables	Price	$12		$101	$60
Net foreign exchange derivatives	259	Option pricing	IR-FX correlation	(40)%	–	60%	22%
Net equity derivatives	(2,010)	Option pricing	Forward equity price[f]	98%	–	153%	102%
			Equity volatility	3%	–	135%	34%
			Equity correlation	(10)%	–	100%	60%
			Equity-FX correlation	(83)%	–	38%	(41)%
			Equity-IR correlation	8%	–	18%	14%
Other debt and equity instruments[c]	315	Option pricing	Interest rate volatility	9bps	–	1097bps	115bps
			Bermudan switch value	0%	–	36%	13%
			Interest rate correlation	(82)%	–	97%	64%
			IR-FX correlation	(35)%	–	60%	8%
			Equity volatility	13%	–	105%	37%
			Equity correlation	(10)%	–	100%	60%
			Equity-FX correlation	(83)%	–	38%	(41)%
			Equity-IR correlation	8%	–	18%	14%
Short-term borrowings and long-term debt[c]	19,061	Option pricing	Interest rate volatility	9bps	–	1097bps	115bps
			Bermudan switch value	0%	–	36%	13%
			Interest rate correlation	(82)%	–	97%	64%
			IR-FX correlation	(35)%	–	60%	8%
			Equity volatility	13%	–	105%	37%
			Equity correlation	(10)%	–	100%	60%
			Equity-FX correlation	(83)%	–	38%	(41)%
			Equity-IR correlation	8%	–	18%	14%
	76	Discounted cash flows	Credit correlation	30%	–	57%	46%
Other level 3 assets and liabilities, net[d]	25						

(a) The categories presented in the table have been aggregated based upon the product type, which may differ from their classification on the Consolidated Statement of Financial Condition. Furthermore, the inputs presented for each valuation technique in the table are, in some cases, not applicable to every instrument valued using the technique as the characteristics of the instruments can differ.

(b) Represents U.S. GSEs and government agency securities.

(c) Other debt and equity instruments predominantly include structured notes issued by affiliates of the Company. Short-term borrowings and long-term debt include structured notes issued to affiliates of the Company. These structured notes are predominantly financial instruments that contain embedded derivatives. The estimate of the fair value of the structured notes includes the derivative features embedded within the instruments. The significant unobservable inputs are broadly consistent with those presented for derivatives.

(d) Includes level 3 assets and liabilities, which mostly represent equity securities that are insignificant both individually and in aggregate.

(e) Price is a significant unobservable input for certain instruments. When quoted market prices are not readily available, reliance is generally placed on price-based internal valuation techniques. The price input is expressed assuming a par value of $100.

(f) Forward equity price is expressed as a percentage of the current equity price.

(g) Amounts represent weighted averages except for derivative related inputs where arithmetic averages are used.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

Changes in and ranges of unobservable inputs

The following discussion provides a description of the impact on a fair value measurement of a change in each unobservable input in isolation, and the interrelationship between unobservable inputs, where relevant and significant. The impact of changes in inputs may not be independent, as a change in one unobservable input may give rise to a change in another unobservable input. Where relationships do exist between two unobservable inputs, those relationships are discussed below. Relationships may also exist between observable and unobservable inputs (for example, as observable interest rates rise, unobservable prepayment rates decline); such relationships have not been included in the discussion below. In addition, for each of the individual relationships described below, the inverse relationship would also generally apply.

The following discussion also provides a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the Company's positions.

Yield – The yield of an asset is the interest rate used to discount future cash flows in a discounted cash flow calculation. An increase in the yield, in isolation, would result in a decrease in a fair value measurement.

The yield of a particular mortgage-backed security primarily reflects the risk inherent in the instrument. The yield is also impacted by the absolute level of the coupon paid by the instrument (which may not correspond directly to the level of inherent risk). Therefore, the range of the yield reflects the range of risk inherent in various instruments owned by the Company. The risk inherent in mortgage-backed securities is driven by the subordination of the security being valued and the characteristics of the underlying mortgages within the collateralized pool, including borrower Fair Isaac Corporation ("FICO") scores, loan-to-value ("LTV") ratios for residential mortgages and the nature of the property and/or any tenants for commercial mortgages.

Prepayment speed - The prepayment speed is a measure of the voluntary unscheduled principal repayments of a prepayable obligation in a collateralized pool. Prepayment speeds generally decline as borrower delinquencies rise. An increase in prepayment speeds, in isolation, would result in a decrease in a fair value measurement of assets valued at a premium to par and an increase in a fair value measurement of assets valued at a discount to par.

Prepayment speeds may vary from collateral pool to collateral pool, and are driven by the type and location of the underlying borrower, and the remaining tenor of the obligation as well as the level and type (e.g., fixed or floating) of interest rate being paid by the borrower. Typically collateral pools with higher borrower credit quality have a higher prepayment rate than those with lower borrower credit quality, all other factors being equal.

Conditional default rate – The conditional default rate is a measure of the reduction in the outstanding collateral balance underlying a collateralized obligation as a result of defaults. While there is typically no direct relationship between conditional default rates and prepayment speeds, collateralized obligations for which the underlying collateral has high prepayment speeds will tend to have lower conditional default rates. An increase in conditional default rates would generally be accompanied by an increase in loss severity and an increase in credit spreads. An increase in the conditional default rate, in isolation, would result in a decrease in a fair value measurement. Conditional default rates reflect the quality of the collateral underlying a securitization and the structure of the securitization itself. Based on the types of securities owned in the Company's market-making portfolios, conditional default rates are most typically at the lower end of the range presented.

Loss severity – The loss severity (the inverse concept is the recovery rate) is the expected amount of future realized losses resulting from the ultimate liquidation of a particular loan, expressed as the net amount of loss relative to the outstanding loan balance. An increase in loss severity is generally accompanied by an increase in conditional default rates. An increase in the loss severity, in isolation, would result in a decrease in a fair value measurement.

The loss severity applied in valuing a mortgage-backed security depends on factors relating to the underlying mortgages, including the LTV ratio, the nature of the lender's lien on the property and other instrument-specific factors.

Correlation – Correlation is a measure of the relationship between the movements of two variables. Correlation is a pricing input for a derivative product where the payoff is driven by one or more underlying risks. Correlation inputs are related to the type of derivative (e.g., interest rate, credit, equity, foreign exchange and commodity) due to the nature of the underlying risks. When parameters are positively correlated, an increase in one parameter will result in an increase in the other parameter. When parameters are negatively correlated, an increase in one parameter will result in a decrease in the other parameter. An increase in correlation can result in an increase or a decrease in a fair value measurement. Given a short correlation position, an increase in correlation, in isolation, would generally result in a decrease in a fair value measurement.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

The level of correlation used in the valuation of derivatives with multiple underlying risks depends on a number of factors including the nature of those risks. For example, the correlation between two credit risk exposures would be different than that between two interest rate risk exposures. Similarly, the tenor of the transaction may also impact the correlation input, as the relationship between the underlying risks may be different over different time periods. Furthermore, correlation levels are dependent on market conditions and could have a relatively wide range of levels within or across asset classes over time, particularly in volatile market conditions.

Volatility – Volatility is a measure of the variability in possible returns for an instrument, parameter or market index given how much the particular instrument, parameter or index changes in value over time. Volatility is a pricing input for options, including equity options, commodity options, and interest rate options. Given a long position in an option, an increase in volatility, in isolation, would generally result in an increase in a fair value measurement.

The level of volatility used in the valuation of a particular option-based derivative depends on a number of factors, including the nature of the risk underlying the option (e.g., the volatility of a particular equity security may be significantly different from that of a particular commodity index), the tenor of the derivative as well as the strike price of the option.

Bermudan switch value – The switch value is the difference between the overall value of a Bermudan swaption, which can be exercised at multiple points in time, and its most expensive European swaption and reflects the additional value that the multiple exercise dates provide the holder. Switch values are dependent on market conditions and can vary greatly depending on a number of factors, such as the tenor of the underlying swap as well as the strike price of the option. An increase in switch value, in isolation, would generally result in an increase in a fair value measurement.

Forward price – The forward price is the price at which the buyer agrees to purchase the asset underlying a forward contract on the predetermined future delivery date, and is such that the value of the contract is zero at inception.

The forward price is used as an input in the valuation of certain derivatives and depends on a number of factors including interest rates, the current price of the underlying asset, and the expected income to be received and costs to be incurred by the seller as a result of holding that asset until the delivery date. An increase in the forward can result in an increase or a decrease in a fair value measurement.

Transfers between levels for instruments carried at fair value on a recurring basis
During the year ended December 31, 2024, significant transfers from level 2 into level 3 included the following:

- $498 million of gross equity derivative receivables, $762 million of gross equity derivative payables and $195 million of long-term debt as a result of a decrease in observability and an increase in the significance of unobservable inputs.

During the year ended December 31, 2024, significant transfers from level 3 into level 2 included the following:

- $484 million of gross equity derivative receivables, $874 million of gross equity derivative payables and $574 million of long-term debt as a result of an increase in observability and a decrease in the significance of unobservable inputs.

All transfers are based on changes in the observability and/or significance of the valuation inputs and are assumed to occur at the beginning of the quarterly period in which they occur.

Additional disclosures about the fair value of financial instruments that are not carried on the Consolidated Statement of Financial Condition at fair value
U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, which are included in the following table. Certain financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash, securities borrowed, receivables from customers and from brokers, dealers, clearing organizations and others, other assets, short-term borrowings, securities sold under repurchase agreements, securities loaned, payables to customers and to brokers, dealers, clearing organizations and others, and other liabilities and accrued expenses.

The following table presents by fair value hierarchy classification the carrying values and estimated fair values as of December 31, 2024, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and their classification within the fair value hierarchy.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

(in millions)	Carrying value	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level 3	
Financial assets					
Cash[a]	$ 10,524	$ 10,524	$ —	$ —	$ 10,524
Securities borrowed	110,008	—	110,008	—	110,008
Receivables from customers	38,469	—	38,469	—	38,469
Receivables from brokers, dealers, clearing organizations and others	28,065	—	28,065	—	28,065
Other assets	2,687	12	2,587	225	2,824
Financial liabilities					
Short-term borrowings	$ 47,556	$ —	$ 47,556	$ —	$ 47,556
Securities sold under repurchase agreements	124,239	—	124,239	—	124,239
Securities loaned	4,449	—	4,449	—	4,449
Payables to customers	121,811	—	121,811	—	121,811
Payables to brokers, dealers, clearing organizations and others	11,201	—	11,201	—	11,201
Other liabilities and accrued expenses	9,395	—	9,395	—	9,395
Subordinated borrowings	17,000	—	16,994	—	16,994

(a) Includes cash that was segregated to satisfy CFTC rules regarding the protection of assets of customers. Refer to Note 15 for further information.

4. Fair value option

The fair value option provides an option to elect fair value for selected financial assets, financial liabilities and unrecognized firm commitments.

The Company has elected to measure certain instruments at fair value for several reasons, including to mitigate income statement volatility caused by the differences in the measurement basis of elected instruments (e.g., certain instruments that otherwise would be accounted for on an accrual basis) while the associated risk management arrangements are accounted for on a fair value basis, as well as to better reflect those instruments that are managed on a fair value basis.

The Company's election of fair value includes the following instruments:

- Loans managed on a fair value basis.
- Certain securities financing agreements.
- Certain debt and equity investments to better reflect those which are managed on a fair value basis.
- Structured notes and other hybrid instruments, which are predominantly financial instruments that contain embedded derivatives.
- Certain long-term beneficial interests issued by consolidated securitization trusts where the underlying assets are carried at fair value.

Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding
The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2024, for loans reported as financial instruments owned and long-term debt for which the fair value option has been elected.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

(in millions)	Contractual principal outstanding	Fair value	Fair value over/ (under) contractual principal outstanding
Loans reported as financial instruments owned	$ 11	$ 8	$ (3)
Long-term debt			
Principal-protected debt	$ 9,057 [b]	$ 9,134	$ 77
Nonprincipal-protected debt[a]	NA	32,807	NA
Total long-term debt	**NA**	$ **41,941**	**NA**
Long-term beneficial interests issued by consolidated VIEs			
Nonprincipal-protected debt[a]	NA	$ 1	NA
Total long-term beneficial interests issued by consolidated VIEs	**NA**	$ **1**	**NA**

(a) Remaining contractual principal is not applicable to nonprincipal-protected notes. Unlike principal-protected structured notes, for which the Company is obligated to return a stated amount of principal at the maturity of the note, nonprincipal-protected structured notes do not obligate the Company to return a stated amount of principal at maturity, but to return an amount based on the performance of an underlying variable or derivative feature embedded in the note. The debt, both principal-protected and nonprincipal-protected, reflects unsecured and unsubordinated obligations of the Company, the payment on which is fully and unconditionally guaranteed by JPMorganChase. Any payment on any such debt is subject to the credit risk of the Company, as issuer of the debt, and the credit risk of JPMorganChase, as guarantor of the debt.

(b) Where the Company issues principal-protected zero-coupon or discount notes, the balance reflects the contractual principal payment at maturity or, if applicable, the contractual principal payment at the Company's next call date.

5. Customer activities
Customer credit risks
The Company's activities for both clearing clients and customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities and derivative transactions. Derivative transactions primarily include futures, swaps, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as in the OTC markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirements on a margin loan are established based on either regulatory guidelines or internal risk-based requirements for clients that use leverage products offered by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. These transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. The Company also establishes credit limits for customers and monitors compliance with such credit limits. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to elevated market risk. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's margin deposit requirements with exchanges or to support its various secured financing sources such as securities borrowings, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The

Notes to Consolidated Statement of Financial Condition
December 31, 2024

Company seeks to control this risk by monitoring the market values of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors compliance with such credit limits.

A reserve of $201 million for expected credit losses from customer activities is recorded in receivables from customers on the Consolidated Statement of Financial Condition as of December 31, 2024.

Concentrations of credit risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and derivative transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring for concentration.

The Company acts as a clearing broker for securities and futures and options activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

6. Derivative instruments

Derivative contracts derive their value from underlying asset prices, indices, reference rates, other inputs or a combination of these factors and may expose counterparties to risks and rewards of an underlying asset or liability without having to initially invest in, own or exchange the asset or liability. The Company makes markets in derivatives for clients and also uses derivatives to hedge or manage either its own risk exposures or that of affiliates. Predominantly all of the Company's derivatives are entered into for market-making or risk management purposes.

Market-making derivatives

Clients use derivatives to mitigate or modify interest rate, credit, foreign exchange, equity and commodity risks. The Company actively manages the risks from its exposure to these derivatives by entering into other derivative contracts or by purchasing or selling other financial instruments that partially or fully offset the exposure from client derivatives.

Risk management derivatives

The Company manages certain market and credit risk exposures using derivative instruments.

The Company generally uses interest rate derivatives to manage the risk associated with changes in interest rates. Fixed-rate assets and liabilities appreciate or depreciate in market value as interest rates change.

Foreign currency derivatives are used to manage the foreign exchange risk associated with certain foreign currency–denominated (i.e., non-U.S. dollar) assets and liabilities. As a result of fluctuations in foreign currencies, the U.S. dollar–equivalent values of the foreign currency–denominated assets and liabilities increase or decrease.

Commodity derivatives are used to manage the price risk of certain commodities-linked exchange-traded funds ("ETFs").

Credit derivatives are used to manage the counterparty credit risk associated with debt-related securities. Credit derivatives compensate the purchaser when the entity referenced in the contract experiences a credit event, such as bankruptcy or a failure to pay an obligation when due. Credit derivatives primarily consist of CDS.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Derivative counterparties and settlement types

The Company enters into OTC derivatives, which are negotiated and settled bilaterally with the derivative counterparty. The Company also enters into, as principal, certain exchange-traded derivatives ("ETDs") such as futures and options, and cleared over-the-counter ("OTC-cleared") derivative contracts with central counterparties ("CCPs"). ETD contracts are generally standardized contracts traded on an exchange and cleared by the CCP, which is the counterparty from the inception of the transactions. OTC-cleared derivatives are traded on a bilateral basis and then novated to the CCP for clearing.

Derivative clearing services

The Company provides clearing services for clients in which the Company acts as a clearing member at certain exchanges and clearing houses. The Company does not reflect the clients' derivative contracts on its Consolidated Statement of Financial Condition. Refer to Note 16 for further information on the Company's clearing services.

Accounting for derivatives

All free-standing derivatives that the Company executes for its own account are required to be recorded on the Consolidated Statement of Financial Condition at fair value. As permitted under U.S. GAAP, the Company nets derivative assets and liabilities, and the related cash collateral receivables and payables, when a legally enforceable master netting agreement exists between the Company and the derivative counterparty. The accounting for changes in value of a derivative depends on whether or not the transaction has been designated and qualifies for hedge accounting. Derivatives that are not designated as hedges are reported and measured at fair value through earnings. The Company does not have any derivatives that are designated as hedges.

Notional amount of derivative contracts

The following table summarizes the notional amount of free-standing derivative contracts outstanding as of December 31, 2024.

(in millions)	Notional amounts[b]
Interest rate contracts	
Swaps	$ 775,078
Futures and forwards	1,133,207
Written options	1,650
Purchased options	1,184
Total interest rate contracts	**1,911,119**
Credit derivatives[a]	**46,251**
Foreign exchange contracts	
Cross-currency swaps	7,879
Spot, futures and forwards	19,527
Written options	88
Purchased options	40
Total foreign exchange contracts	**27,534**
Equity contracts	
Swaps	395,498
Futures and forwards	75,602
Written options	667,966
Purchased options	592,191
Total equity contracts	**1,731,257**
Commodity contracts	
Swaps	3
Spot, futures and forwards	541
Written options	6,097
Purchased options	14,601
Total commodity contracts	**21,242**
Total derivative notional amounts	**$ 3,737,403**

(a) Refer to the Credit derivatives discussion in this Note for more information on volumes and types of credit derivative contracts.
(b) Represents the sum of gross long and gross short notional derivative contracts with third-parties and affiliates.

Notes to Consolidated Statement of Financial Condition

December 31, 2024

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts significantly exceed, in the Company's view, the possible losses that could arise from such transactions. For most derivative contracts, the notional amount is not exchanged; it is simply a reference amount used to calculate payments.

Impact of derivatives on the Consolidated Statement of Financial Condition

The following table summarizes information on derivative receivables and payables (before and after netting adjustments) that are reflected on the Company's Consolidated Statement of Financial Condition as of December 31, 2024, by contract type. This includes derivative receivables and payables with affiliates. Refer to Note 13 for further information on derivative balances with affiliates.

Derivative receivables and payables[a]

(in millions)	Gross derivative receivables	Net derivative receivables[b]	Gross derivative payables	Net derivative payables[b]
Financial instruments owned and financial instruments sold, not yet purchased				
Interest rate	$ 15,229	$ 1,191	$ 10,068	$ 1,269
Credit	1,593	12	942	110
Foreign exchange	638	15	779	133
Equity	62,700	870	71,560	3,567
Commodity	571	–	142	–
Total fair value of financial instruments owned and financial instruments sold, not yet purchased	**$ 80,731**	**$ 2,088**	**$ 83,491**	**$ 5,079**

(a) Balances exclude structured notes for which the fair value option has been elected. Refer to Note 4 for further information.
(b) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral receivables and payables when a legally enforceable master netting agreement exists.

Derivatives netting

The following table presents, as of December 31, 2024, gross and net derivative receivables and payables by contract and settlement type under U.S. GAAP. Derivative receivables and payables, as well as the related cash collateral from the same counterparty have been netted on the Consolidated Statement of Financial Condition where the Company has obtained an appropriate legal opinion with respect to the master netting agreement. Where such a legal opinion has not been either sought or obtained, amounts are not eligible under U.S. GAAP for netting on the Consolidated Statement of Financial Condition, and those derivative receivables and payables are shown separately in the following table.

In addition to the cash collateral received and transferred that is presented on a net basis with derivative receivables and payables, the Company receives and transfers additional collateral (financial instruments and cash). These amounts mitigate counterparty credit risk associated with the Company's derivative instruments, but are not eligible for net presentation:

- collateral that consists of certain liquid securities and other cash collateral held at third-party custodians, which are shown separately as "Collateral not nettable on the Consolidated Statement of Financial Condition" in the table below, up to the fair value exposure amount;

- the amount of collateral held or transferred exceeds the fair value exposure at the individual counterparty level, as of the date presented, which is excluded from the table below; and

- collateral held or transferred that relates to derivative receivables or payables where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement, which is excluded from the table below.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

(in millions)	Derivative receivables Gross derivatives	Derivative receivables Amounts netted on the Consolidated Statement of Financial Condition	Derivative receivables Net derivatives	Derivative payables Gross derivatives	Derivative payables Amounts netted on the Consolidated Statement of Financial Condition	Derivative payables Net derivatives
U.S. GAAP nettable derivatives						
Interest rate contracts:						
OTC	$ 13,234	$ (12,527)	$ 707	$ 7,955	$ (7,025)	$ 930
OTC–cleared	1,511	(1,511)	–	1,862	(1,777)	85
Exchange-traded[a]	–	–	–	1	–	1
Total interest rate contracts	**14,745**	**(14,038)**	**707**	**9,818**	**(8,802)**	**1,016**
Credit contracts:						
OTC	1,593	(1,581)	12	942	(832)	110
Total credit contracts	**1,593**	**(1,581)**	**12**	**942**	**(832)**	**110**
Foreign exchange contracts:						
OTC	636	(623)	13	770	(646)	124
Total foreign exchange contracts	**636**	**(623)**	**13**	**770**	**(646)**	**124**
Equity contracts:						
OTC	22,151	(21,771)	380	31,493	(27,931)	3,562
Exchange-traded[a]	40,549	(40,059)	490	40,059	(40,059)	–
Total equity contracts	**62,700**	**(61,830)**	**870**	**71,552**	**(67,990)**	**3,562**
Commodity contracts:						
OTC	571	(571)	–	142	(142)	–
Total commodity contracts	**571**	**(571)**	**–**	**142**	**(142)**	**–**
Derivatives with appropriate legal opinion	**80,245**	**(78,643)**	**1,602** [d]	**83,224**	**(78,412)**	**4,812** [d]
Derivatives where an appropriate legal opinion has not been either sought or obtained	486		486	267		267
Total derivatives recognized on the Consolidated Statement of Financial Condition	$ 80,731		$ 2,088	$ 83,491		$ 5,079
Collateral not nettable on the Consolidated Statement of Financial Condition [b][c]			(9)			–
Net amounts			$ 2,079			$ 5,079

(a) Exchange-traded derivative balances that relate to futures contracts are settled daily.

(b) Includes liquid securities and other cash collateral held at third-party custodians related to derivative instruments where an appropriate legal opinion has been obtained. For some counterparties, the collateral amounts of financial instruments may exceed the derivative receivable and derivative payable balances. Where this is the case the total amount reported is limited to the net derivative receivable and net derivative payable balances with that counterparty.

(c) Derivative collateral relates only to OTC and OTC-cleared derivative instruments.

(d) Net derivative receivables included cash collateral netted of $1.3 billion and net derivative payables included cash collateral netted of $1.1 billion. Derivative cash collateral relates to OTC and OTC-cleared derivative instruments.

Liquidity risk and credit-related contingent features

In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk – the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. It is the policy of the Company to actively pursue, where possible, the use of legally enforceable master netting arrangements and collateral agreements to mitigate derivative counterparty credit risk inherent in derivative receivables.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor. Where the Company has legally enforceable master netting agreements and margin agreements with its affiliates, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the Company and the affiliates.

The aggregate fair value of net derivative payables that contain contingent collateral or termination features that may be triggered upon a ratings downgrade of the Company or its affiliates at December 31, 2024, was not material.

Credit derivatives

Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

The Company is both a purchaser and seller of protection in the credit derivatives market. The Company uses credit derivatives primarily to manage the credit risk arising from certain financial instruments including corporate debt securities and mortgage-backed securities in the Company's market-making businesses. Additionally, the Company enters into derivative transactions in its capacity as a market-maker.

Credit default swaps

Credit derivatives may reference the credit of either a single reference entity ("single-name"), broad-based index or portfolio. The Company purchases and sells protection on both single-name and index-reference obligations. Single-name CDS and index CDS contracts are either OTC or OTC-cleared derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity, while index CDS contracts are used to manage the credit risk associated with the broader credit markets or credit market segments. Like the S&P 500 and other market indices, a CDS index consists of a portfolio of CDS across many reference entities. New series of CDS indices are periodically established with a new underlying portfolio of reference entities to reflect changes in the credit markets. If one of the reference entities in the index experiences a credit event, then the reference entity that defaulted is removed from the index. CDS can also be referenced against specific portfolios of reference names or against customized exposure levels: for example, to provide protection against the first $1 million of realized credit losses in a $10 million portfolio of exposure. Such structures are commonly known as tranche CDS.

For both single-name CDS contracts and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference entity. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at settlement of the credit derivative contract, also known as the recovery value. The protection purchaser does not need to hold the debt instrument of the underlying reference entity in order to receive amounts due under the CDS contract when a credit event occurs.

The following table presents a summary of the notional amounts of credit derivatives the Company sold and purchased as of December 31, 2024.

The Company does not use notional amounts of credit derivatives as the primary measure of risk management for such derivatives because the notional amount does not take into account the probability of occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Company's view, the risk associated with such derivatives.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

Total credit derivatives

(in millions)	Maximum payout/Notional amount			
	Protection sold	Purchased protection with identical underlyings[b]	Net protection purchased[c]	Other protection purchased[d]
Credit derivatives				
Credit default swaps	$ (10,419) $	10,701 $	282 $	6,728
Other credit derivatives[a]	(4,461)	13,610	9,149	332
Total	**$ (14,880) $**	**24,311 $**	**9,431 $**	**7,060**

(a) Represents total return swaps with affiliates.
(b) Represents the notional amount of protection purchased where the underlying reference instrument is identical to the reference instrument on protection sold; the notional amount of protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.
(c) Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.
(d) Represents protection purchased by the Company on referenced instruments (single-name, portfolio or index) where the Company has not sold any protection on the identical reference instrument.

The following table summarizes the notional amounts by the ratings, maturity profile and total fair value of credit derivatives as of December 31, 2024 where the Company is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of credit derivatives where the Company is the purchaser of protection are comparable to the profile reflected below.

Protection sold – credit derivatives ratings[a]/maturity profile

(in millions)	Under 1 year	1 - 5 years	After 5 years	Total notional amount	Fair value receivables[b]	Fair value payables[b]	Net fair value
Risk rating of reference entity							
Investment-grade	$ (1,808) $	(4,384) $	(4,645) $	(10,837) $	139 $	(268) $	(129)
Noninvestment-grade	(2,176)	(1,003)	(864)	(4,043)	(12)	(249)	(261)
Total	**$ (3,984) $**	**(5,387) $**	**(5,509) $**	**(14,880) $**	**127 $**	**(517) $**	**(390)**

(a) The ratings scale is primarily based on external credit ratings defined by S&P and Moody's.
(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements including cash collateral netting.

7. Employee benefits and compensation

The Company's employees participate, to the extent they meet eligibility requirements, in various benefit plans sponsored by JPMorganChase and its affiliates. The following is a discussion of JPMorganChase's significant benefit plans.

Pension and other postretirement employee benefits

JPMorganChase and its affiliates have various defined benefit pension plans and other postretirement employee benefit ("OPEB") plans that provide benefits to the Company's employees that include a qualified noncontributory U.S. defined benefit pension plan sponsored by JPMorgan Chase Bank, National Association (the "Plan"), and a U.S. defined contribution plan. JPMorganChase has frozen the Plan which was overfunded as of December 31, 2024. Interest credits on the U.S. defined benefit pension plan continue to accrue for participants in the Plan. JPMorganChase makes certain contributions to the U.S. defined contribution plan on behalf of eligible employees.

In addition, postretirement medical and life insurance benefits are offered to certain retirees, and postretirement medical benefits are offered to qualifying U.S. employees, through JPMorganChase's U.S. OPEB plans, which have been prefunded by JPMorganChase. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution expense and OPEB expense for the Company is determined based upon employee participation in these plans and are recorded through an intercompany charge, which is settled in cash monthly.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Employee share-based awards

Certain employees of the Company participate in JPMorganChase's long-term share-based incentive plans, which provide grants of common stock-based awards, including restricted stock units ("RSUs") and performance share units ("PSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorganChase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. Generally, grant date fair value for RSUs is measured based on the number of units granted multiplied by the stock price at the grant date. The Company separately recognizes compensation expense for each tranche of each award, net of estimated forfeitures, as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, the Company accrues the estimated value of awards expected to be awarded to employees as of the grant date without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorganChase RSUs
RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest at a rate of 50% after two years and 50% after three years and are converted into shares of JPMorganChase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination based on age and/or service-related requirements, subject to post-employment and other restrictions. All RSU awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. Predominantly all RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSUs are outstanding.

JPMorganChase PSUs
PSUs are granted annually, and approved by JPMorganChase's Board of Directors, to members of JPMorganChase's Operating Committee under the variable compensation program. PSUs are subject to JPMorganChase's achievement of specified performance criteria over a three-year period. The number of awards that vest can range from zero to 150% of the grant amount. In addition, dividends that accrue during the vesting period are reinvested in dividend equivalent share units. PSUs and the related dividend equivalent share units are converted into shares of common stock after vesting.

Once the PSUs and dividend equivalent share units have vested, the shares of common stock that are delivered, after applicable tax withholding, must be held for at least an additional two-year period, for a total combined vesting and holding period of approximately five to eight years from the grant date depending on regulations in certain countries.

The following table presents grant and forfeiture activity of JPMorganChase share-based awards to the Company's employees for the year ended December 31, 2024.

(in thousands)	
RSUs/PSUs	
Granted	4,377
Forfeited	535

At December 31, 2024, the Company's employees held 11 million unvested RSUs and PSUs. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorganChase or its subsidiaries which may impact the Company's outstanding awards.

8. Securities financing activities

The Company enters into resale, repurchase, securities borrowed and securities loaned agreements primarily to finance the Company's inventory positions, acquire securities to cover short sales, accommodate customers' financing needs, settle other securities obligations and to deploy excess cash.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

Securities financing agreements are treated as collateralized financings on the Company's Consolidated Statement of Financial Condition. Where appropriate under applicable accounting guidance, securities financing agreements with the same counterparty are reported on a net basis. Refer to Note 2 for further discussion of the offsetting of assets and liabilities.

The Company has elected the fair value option for certain securities financing agreements. Refer to Note 4 for further information regarding the fair value option. The securities financing agreements for which the fair value option has been elected are reported within securities purchased under resale agreements, securities loaned or sold under repurchase agreements, and securities borrowed on the Consolidated Statement of Financial Condition.

Securities financing agreements not elected under the fair value option are measured at amortized cost. As a result of the Company's credit risk mitigation practices described below, the Company did not hold any allowance for credit losses with respect to resale and securities borrowed arrangements as of December 31, 2024.

Credit risk mitigation practices

Securities financing agreements expose the Company primarily to credit and liquidity risk. To manage these risks, the Company monitors the value of the underlying securities (predominantly high-quality securities collateral, including government-issued debt and U.S. GSEs and government agency mortgage-backed securities) that it has received from or provided to its counterparties compared to the value of cash proceeds and exchanged collateral, and either requests additional collateral or returns securities or collateral when appropriate. Margin levels are initially established based upon the counterparty, the type of underlying securities, and the permissible collateral, and are monitored on an ongoing basis.

In resale and securities borrowed agreements, the Company is exposed to credit risk to the extent that the value of the securities received is less than initial cash principal advanced and any collateral amounts exchanged. In repurchase and securities loaned agreements, credit risk exposure arises to the extent that the value of underlying securities advanced exceeds the value of the initial cash principal received, and any collateral amounts exchanged.

Additionally, the Company typically enters into master netting agreements and other similar arrangements with its counterparties, which provide for the right to liquidate the underlying securities and any collateral amounts exchanged in the event of a counterparty default. It is also the Company's policy to take possession, where possible, of the securities underlying resale and securities borrowed agreements. Refer to Note 16 for further information regarding assets pledged and collateral received in securities financing agreements.

The table below summarizes the gross and net amounts of the Company's securities financing agreements as of December 31, 2024. When the Company has obtained an appropriate legal opinion with respect to a master netting agreement with a counterparty and where other relevant netting criteria under U.S. GAAP are met, the Company nets, on the Consolidated Statement of Financial Condition, the balances outstanding under its securities financing agreements with the same counterparty. In addition, the Company exchanges securities and/or cash collateral with its counterparty to reduce the economic exposure with the counterparty, but such collateral is not eligible for net Consolidated Statement of Financial Condition presentation. Where the Company has obtained an appropriate legal opinion with respect to the counterparty master netting agreement, such collateral, along with securities financing balances that do not meet all these relevant netting criteria under U.S. GAAP, is presented in the table below as "Amounts not nettable on the Consolidated Statement of Financial Condition" and reduces the "Net amounts" presented. Where a legal opinion has not been either sought or obtained, the securities financing balances are presented gross in the "Net amounts" below.

Notes to Consolidated Statement of Financial Condition

December 31, 2024

(in millions)	Gross amounts	Amounts netted on the Consolidated Statement of Financial Condition	Amounts presented on the Consolidated Statement of Financial Condition	Amounts not nettable on the Consolidated Statement of Financial Condition[c]	Net amounts[d]
Assets					
Securities purchased under resale agreements[a]	$ 463,000	$ (243,659)	$ 219,341	$ (215,578)	$ 3,763
Securities borrowed[a]	215,636	(46,978)	168,658	(125,897)	42,761
Liabilities					
Securities sold under repurchase agreements	$ 620,125	$ (243,659)	$ 376,466	$ (333,861)	$ 42,605
Securities loaned	51,428	(46,978)	4,450	(4,407)	43
Obligation to return securities received as collateral[b]	5,441	–	5,441	(5,413)	28

(a) Includes securities that were segregated to satisfy SEC rules regarding the protection of assets of customers. Refer to Note 15 for further information.

(b) Represents securities-for-securities lending transactions when the Company is acting as the lender with the corresponding asset recognized as securities received as collateral, at fair value on the Consolidated Statement of Financial Condition.

(c) In some cases, collateral exchanged with a counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related asset or liability with that counterparty.

(d) Includes securities financing agreements that provide collateral rights, but where an appropriate legal opinion with respect to the master netting agreement has not been either sought or obtained. At December 31, 2024, included $194 million of securities purchased under resale agreements; $38.4 billion of securities borrowed; $41.3 billion of securities sold under repurchase agreements; $4 million of securities loaned; and $28 million of obligation to return securities received as collateral.

The following tables present, as of December 31, 2024, the types of financial assets pledged in securities financing agreements and the remaining contractual maturity of the securities financing agreements.

(in millions)	Gross liability balance		
	Securities sold under repurchase agreements	Securities loaned	Obligation to return securities received as collateral[a]
Mortgage-backed securities			
U.S. GSEs and government agencies	$ 101,862	$ –	$ –
Residential - nonagency	2,610	–	–
Commercial - nonagency	2,344	–	–
U.S. Treasury, GSEs and government agencies	425,451	261	104
Obligations of U.S. states and municipalities	1,872	–	–
Non-U.S. government debt securities	498	44	304
Corporate debt securities	32,968	2,370	1,674
Equity securities	47,901	48,753	3,359
Asset-backed securities	4,619	–	–
Total	$ 620,125	$ 51,428	$ 5,441

(in millions)	Remaining contractual maturity of the agreements				
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under repurchase agreements	$ 351,472	$ 134,737	$ 42,720	$ 91,196	$ 620,125
Securities loaned	48,336	–	–	3,092	51,428
Obligation to return securities received as collateral[a]	5,441	–	–	–	5,441

(a) Represents securities-for-securities lending transactions when the Company is acting as the lender with the corresponding asset recognized as securities received as collateral, at fair value on the Consolidated Statement of Financial Condition.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

9. Variable interest entities

For a further description of the Company's accounting policies regarding consolidation of and involvement with VIEs, refer to Note 2.

This Note summarizes the most significant types of JPMorganChase-sponsored VIEs in which the Company has continuing involvement. JPMorganChase considers a "JPMorganChase-sponsored" VIE to include any entity where: (1) JPMorganChase is the primary beneficiary of the structure; (2) the VIE is used by JPMorganChase to securitize its assets; (3) the VIE issues financial instruments with the JPMorganChase name; or (4) the entity is a JPMorganChase-administered asset-backed commercial paper conduit.

Mortgage and other securitization trusts

The Company engages in underwriting and trading activities involving securities issued by JPMorganChase-sponsored securitization trusts. As a result, the Company at times retains senior and/or subordinated interests (including residual interests) in residential and commercial mortgage securitizations upon securitization, and/or reacquires positions in the secondary market in the normal course of business. In certain instances as a result of the positions retained or reacquired, when considered together with the power to direct the activities of the VIEs, the Company is deemed to be the primary beneficiary of certain securitization trusts.

The Company does not consolidate residential or commercial mortgage securitizations (JPMorganChase-sponsored or third-party-sponsored) when it or an affiliate is not the servicer (and therefore does not have the power to direct the most significant activities of the trust) or does not hold a beneficial interest in the trust that could potentially be significant to the trust.

The following table presents at December 31, 2024, the total unpaid principal amount of assets held in JPMorganChase-sponsored private-label securitization entities in which the Company has continuing involvement. The Company's continuing involvement includes holding senior interests or subordinated interests and derivative transactions. The Company's maximum loss exposure from retained and purchased interests is the carrying value of these interests.

(in millions)	Principal amount outstanding Assets held in nonconsolidated securitization VIEs with continuing involvement		JPMorganChase interest in securitized assets in nonconsolidated VIEs[c][d][e] Financial instruments owned	
Securitization-related[a]				
Residential mortgage:				
Prime/Alt-A and option adjustable rate mortgages ("ARMs")	$	30,942	$	189
Subprime		527		7
Commercial and other[b]		60,239		301
Total	**$**	**91,708**	**$**	**497**

(a) Excludes U.S. GSEs and government agency securitizations and re-securitizations, which are not JPMorganChase-sponsored.

(b) Consists of securities backed by commercial real estate loans and non-mortgage-related consumer receivables.

(c) Excludes the following: securities retained from loan sales to U.S. GSEs and government agencies; interest rate and foreign exchange derivatives primarily used to manage interest rate and foreign exchange risks of securitization entities; senior and subordinated securities of $256 million and $49 million, respectively, which the Company purchased in connection with secondary market-making activities.

(d) Includes interests held in re-securitization transactions.

(e) As of December 31, 2024, 83% of the Company's retained securitization interests, which are carried at fair value, were risk-rated "A" or better, on an S&P-equivalent basis. The retained interests in prime residential mortgages consisted of $186 million of investment-grade retained interests, and $3 million of noninvestment-grade retained interests. The retained interests in commercial and other securitization trusts consisted of $219 million of investment-grade retained interests, and $82 million of noninvestment-grade retained interests.

Re-securitizations

The Company engages in certain re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. These transfers occur in connection with both U.S. GSEs and government agency sponsored VIEs, which are backed by residential mortgages. The Company's consolidation analysis is largely dependent on the Company's role and interests in the re-securitization trusts.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

The following table presents, for the year ended December 31, 2024, the principal amount of securities transferred to re-securitization VIEs.

(in millions)	
Transfers of securities to VIEs	
U.S. GSEs and government agencies	$ 44,456

Most re-securitizations with which the Company is involved are client-driven transactions in which a specific client or group of clients is seeking a specific return or risk profile. For these transactions, the Company has concluded that the decision-making power of the entity is shared between the Company and its clients, considering the joint effort and decisions in establishing the re-securitization trust and its assets, as well as the significant economic interest the client holds in the re-securitization trust; therefore the Company does not consolidate the re-securitization VIE.

The Company did not transfer any private label securities to re-securitization VIEs during the year ended December 31, 2024, and retained interests in any such JPMorganChase-sponsored VIEs as of December 31, 2024 were not material.

Additionally, the Company may invest in beneficial interests of third-party-sponsored re-securitizations and generally purchases these interests in the secondary market. In these circumstances, the Company does not have the unilateral ability to direct the most significant activities of the re-securitization trust, either because it was not involved in the initial design of the trust, or the Company was involved with an independent third-party-sponsor and demonstrated shared power over the creation of the trust; therefore the Company does not consolidate the re-securitization VIE.

The following table presents information on the Company's interests in nonconsolidated re-securitization VIEs at December 31, 2024.

(in millions)	
U.S. GSE and government agencies	
Interest in VIEs	$ 3,219

As of December 31, 2024, the Company did not consolidate any U.S. GSE and government agency re-securitization VIEs or any JPMorganChase-sponsored private-label re-securitizations VIEs.

Consolidated VIE assets and liabilities

The following table presents information on assets and liabilities related to VIEs consolidated by the Company as of December 31, 2024.

	Assets			Liabilities		
(in millions)	Financial instruments owned	All other assets[b]	Total assets[c]	Beneficial interests issued by consolidated VIEs[d]	Payables to brokers, dealers, clearing organizations and others	Total liabilities
VIE program type						
Mortgage securitization entities[a]	$ 8	$ –	$ 8	$ 1	$ –	$ 1
Municipal bond vehicles	732	6	738	696	4	700
Other securitization entities	44	1	45	–	–	–
Total	$ 784	$ 7	$ 791	$ 697	$ 4	$ 701

(a) Represents residential mortgage securitizations.
(b) Includes assets classified as cash and receivables from brokers, dealers, clearing organizations and others on the Consolidated Statement of Financial Condition.
(c) The assets of the consolidated VIEs included in the program types above are used to settle the liabilities of those entities. The assets and liabilities include third-party assets and liabilities of consolidated VIEs and exclude intercompany balances that eliminate in consolidation.
(d) The holders of these beneficial interests generally do not have recourse to the general credit of the Company.

Notes to Consolidated Statement of Financial Condition
December 31, 2024

10. Short-term borrowings

The following is a summary of the Company's variable rate short-term borrowings, which have maturities of less than one year, at December 31, 2024.

	Amount (in millions)	Interest rates	Secured/unsecured
Commercial paper[a]	$ 14,932	4.39 - 5.63%	Unsecured
Short-term borrowings with third-parties	15,657	4.56 - 5.53%[b]	Secured[e]
Short-term borrowings with the IHC	22,756	4.37 - 5.22%[c]	Unsecured
Structured notes payable to affiliates	1,591	Various[d]	Unsecured
Other	12	NA	Unsecured
Total	**$ 54,948**		

(a) Maturities ranged from January 2025 to December 2025.
(b) Predominantly includes U.S. dollar denominated notes issued at a spread to the Secured Overnight Financing Rate ("SOFR"), depending on the tenor of issuance.
(c) As of December 31, 2024, $6.2 billion bears interest at SOFR pursuant to a committed $18.0 billion credit facility and $16.6 billion bears interest at a spread to SOFR pursuant to a term borrowing agreement.
(d) The interest rates are based on the performance of various equity-linked and other indexed instruments. The Company has elected to measure these instruments at fair value under the fair value option.
(e) These borrowings are secured by certain financial instruments owned and securities received in as collateral.

11. Long-term debt

The following table is a summary of long-term debt carrying values representing the Company's unsecured long-term structured notes payable to affiliates (including unamortized premiums and discounts, issuance costs, valuation adjustments and fair value adjustments, where applicable) by remaining contractual maturity as of December 31, 2024. The interest rates are based on the performance of various equity-linked and other indexed instruments. The Company has elected to measure these instruments at fair value under the fair value option.

(in millions)		Under 1 year	1 - 5 years	After 5 years	Total
Long-term debt	Variable rate notes	$ 13,554	$ 23,516	$ 4,871	$ 41,941

12. Subordinated borrowings

At December 31, 2024, J.P. Morgan Securities had the following subordinated borrowings payable to the IHC under subordinated borrowing agreements, and they mature as follows.

	Amount (in millions)	Interest rates[a]	Term[b]
Debt subordination	$ 4,000	5.28%	2/1/2026
Equity subordination	5,000	6.34%	5/1/2026
Equity subordination	8,000	6.06%	11/30/2026
Total subordinated borrowings	**$ 17,000**		

(a) Includes spreads over SOFR depending on the tenor of issuance.
(b) The dates represent the current maturity dates of each borrowing. The scheduled maturity dates will be automatically extended unless notification to not extend is given by the relevant party to the borrowings under the provisions of each agreement.

All subordinated borrowings of J.P. Morgan Securities have received regulatory approval and therefore qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated borrowing obligations may only be repaid if J.P. Morgan Securities is in compliance with the applicable terms of the Net Capital Rule.

13. Related parties

The Company regularly enters into transactions with JPMorganChase affiliates. These JPMorganChase affiliates engage the Company to arrange for the purchase or sale of securities, clearing activities, collateralized transactions, manage portfolios of securities, market derivative instruments, structure complex transactions and provide and receive operational support and services. Balances with related parties as of December 31, 2024, are listed in the following table.

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

(in millions)		
Assets		
Cash[a]	$	9,824
Securities purchased under resale agreements, at fair value[b]		56,984
Securities borrowed		1,272
Receivables from brokers, dealers, clearing organizations and others		1,275
Financial instruments owned, at fair value[c]		9,114
Other assets		224
Liabilities		
Short-term borrowings (included $1,591 at fair value)	$	24,348
Securities sold under repurchase agreements (included $70,036 at fair value)		128,949
Securities loaned		612
Payables to customers		24,718
Payables to brokers, dealers, clearing organizations and others		5,510
Financial instruments sold, not yet purchased, at fair value[c]		4,129
Other liabilities and accrued expenses		4,105
Long-term debt, at fair value		41,941
Subordinated borrowings		17,000

(a)   Includes cash that was segregated to satisfy CFTC rules regarding the protection of assets of customers. Refer to Note 15 for further information.

(b)   Includes securities that were segregated to satisfy SEC rules regarding the protection of assets of customers. Refer to Note 15 for further information.

(c)   Financial instruments owned includes $9.0 billion of structured products from affiliates, $101 million of corporate debt obligations and $30 million of derivative receivables from affiliates. Financial instruments sold, not yet purchased includes $261 million of corporate debt obligations and $3.9 billion of derivative payables to affiliates.

14. Accumulated other comprehensive income/(loss)

AOCI includes the after-tax change in unrealized gains and losses on fair value option elected liabilities with affiliates arising from changes in the Company's own credit risk (DVA). Pre-tax and after-tax considerations do not impact the components of AOCI. Balances as of December 31, 2024, are listed in the following table.

(in millions)		
Total accumulated other comprehensive loss at December 31, 2023	$	(62)
DVA on fair value option elected liabilities		–
Total accumulated other comprehensive loss at December 31, 2024	**$**	**(62)**

15. Regulatory requirements

J.P. Morgan Securities is a registered broker-dealer and security-based swap dealer with the SEC and registered as an FCM and swap dealer with the CFTC. Accordingly, J.P. Morgan Securities is subject to regulatory capital requirements, including those imposed by the SEC, CFTC, FINRA and the NFA. SEC Rule 15c3-1 and CFTC Rule 1.17 specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. J.P. Morgan Securities is approved to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models in accordance with the market and credit risk standards of Appendix E of SEC Rule 15c3-1. J.P. Morgan Securities is also required to hold tentative net capital (net capital before deducting market and credit risk charges as defined by the Net Capital Rule) in excess of $5.0 billion.

As of December 31, 2024, J.P. Morgan Securities maintained tentative net capital of $29.4 billion and maintained net capital of $25.0 billion which exceeded the minimum net capital requirement of $6.0 billion by $19.0 billion.

J.P. Morgan Securities is subject to SEC Rule 15c3-3 of the Securities Exchange Act of 1934 (the customer reserve requirements rule) which requires the Company to safeguard customer assets. As of December 31, 2024, qualified securities segregated in a special reserve account for the exclusive benefit of customers was $24.9 billion and was reported in securities purchased under resale agreements, securities borrowed and financial instruments owned on the Consolidated Statement of Financial Condition.

J.P. Morgan Securities also performs the computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the PAB reserve computation set forth in SEC Rule 15c3-3 under the Securities Exchange Act of 1934, so as to

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

enable introducing brokers to include PAB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). As of December 31, 2024, qualified securities segregated in a special reserve account for the exclusive benefit of PAB brokers was $2.0 billion and was reported in securities purchased under resale agreements, securities borrowed and financial instruments owned on the Consolidated Statement of Financial Condition.

Additionally, J.P. Morgan Securities, in its capacity as an FCM must segregate amounts due to its customers as required under 4d(a)(2) and 4d(f) of the Commodity Exchange Act and Commission Regulation 30.7. Cash and securities, including those owned by customers, segregated under these regulations as of December 31, 2024 totaled $74.8 billion, which exceeded requirements by $3.1 billion. The assets included $9.2 billion of cash, $25.1 billion of financial instruments owned and $11.7 billion of net receivables from brokers, dealers, clearing organizations and others. The assets also included $28.8 billion of customer owned assets which are not reflected on the Consolidated Statement of Financial Condition.

The Company prepares its Financial and Operational Combined Uniform Single ("FOCUS") Report on an unconsolidated basis. The following is a summary of certain consolidating financial information of the Company at December 31, 2024.

(in millions)	J.P. Morgan Securities (FOCUS Report)	J.P. Morgan Prime (FOCUS Report)	Eliminations	Company
Total assets	$ 799,448	$ 58,104	$ (104,932)	$ 752,620
Total liabilities[a]	778,592	57,700	(104,527)	731,765
Total member's equity	20,856	404	(405)	20,855
Total liabilities and member's equity	799,448	58,104	(104,932)	752,620

(a) Includes subordinated borrowings.

16. Commitments, guarantees, pledged assets, collateral and contingencies

The Company provides various commitments and guarantees to meet the financing needs of its customers. The contractual amount of these financial instruments represents the maximum possible credit risk to the Company should the counterparty draw upon the commitment or the Company be required to fulfill its obligation under the guarantee, and should the counterparty subsequently fail to perform according to the terms of the contract. Most of these commitments and guarantees expire without being drawn or a default occurring. As a result, the total contractual amount of these instruments is not, in the Company's view, representative of its actual future credit exposure or funding requirements.

The following table summarizes the contractual amounts and carrying values of commitments and guarantees at December 31, 2024.

(in millions)	Contractual amount					Carrying value
	Expires in 1 year or less	Expires after 1 year through 3 years	Expires after 3 years through 5 years	Expires after 5 years	Total	
Commitments and guarantees						
Unfunded commitments to extend credit[a]	$ 2,177	$ —	$ —	$ —	$ 2,177	$ —
Derivatives qualifying as guarantees	66	—	—	—	66	1
Unsettled securities purchased under resale and securities borrowing agreements	57,701	—	—	—	57,701	—
Unsettled securities sold under repurchase and securities lending agreements	20,691	—	—	—	20,691	—
Exchange and clearing house guarantees and commitments[b]	375,980	—	—	—	375,980	—
Other guarantees	93	—	—	—	93	—

(a) Represents committed customer margin lending facilities.
(b) Includes guarantees to the Fixed Income Clearing Corporation under the sponsored member repo program and commitments and guarantees associated with the Company's membership in certain clearing houses.

Committed customer margin lending facilities

Committed customer margin lending facilities are conditional lending commitments issued by the Company for secured financings. The Company has such facilities in place with certain customers and certain clearing houses of which it is a member. The Company does not hold collateral to support undrawn commitments under these facilities. However, before

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

advancing funds the Company takes possession of collateral (generally securities) and continues to monitor the market value of the collateral during the term of the financing, which includes requesting or returning additional collateral when appropriate.

Derivatives qualifying as guarantees

The Company transacts certain derivative contracts that have the characteristics of a guarantee under U.S. GAAP. These contracts include written put options that require the Company to purchase assets upon exercise by the option holder at a specified price by a specified date in the future. The Company may enter into written put option contracts in order to meet client needs, or for other trading purposes. The terms of written put options are typically five years or less.

The fair value of derivative guarantees reflects the probability, in the Company's view, of whether the Company will be required to perform under the contract. The Company reduces exposures to these contracts by entering into offsetting transactions, or by entering into contracts that hedge the market risk related to the derivative guarantees.

In addition to derivative contracts that meet the characteristics of a guarantee, the Company is both a purchaser and seller of credit protection in the credit derivatives market. Refer to Note 6 for further information on credit derivatives.

Unsettled securities financing agreements

In the normal course of business, the Company enters into resale and securities borrowed agreements. At settlement, these commitments result in the Company advancing cash to and receiving securities collateral from the counterparty. The Company also enters into repurchase and securities loaned agreements. At settlement, these commitments result in the Company receiving cash from and providing securities collateral to the counterparty. Such agreements settle at a future date. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the Consolidated Statement of Financial Condition until settlement date. These agreements predominantly have regular-way settlement terms.

Clearing services

The Company provides clearing services for clients entering into securities purchases and sales, and derivative transactions with CCPs, including ETDs such as futures and options, as well as OTC-cleared derivative contracts. As a clearing member, the Company stands behind the performance of its clients, collects cash and securities collateral (margin) as well as any settlement amounts due from or to clients, and remits them to the relevant CCP or client in whole or part. There are two types of margin: variation margin is posted on a daily basis based on the value of clients' derivative contracts and initial margin is posted at inception of a derivative contract, generally on the basis of the potential changes in the variation margin requirement for the contract.

As a clearing member, the Company is exposed to the risk of nonperformance by its clients, but is not liable to clients for the performance of the CCPs. Where possible, the Company seeks to mitigate its risks to clients through the collection of appropriate amounts of margin at inception and throughout the life of the transactions. The Company may cease providing clearing services to a client if the client does not adhere to their obligations under the clearing agreement. In the event of nonperformance by a client, the Company would close out the client's positions and access available margin. The CCP would utilize any margin it holds to make itself whole, with any remaining shortfalls required to be paid by the Company as a clearing member.

The Company reflects its exposure to nonperformance risk of clients through margin payables to CCPs and corresponding receivables from clients, but does not reflect the clients' underlying securities or derivative contracts on its Consolidated Statement of Financial Condition.

It is difficult to estimate the Company's maximum possible exposure through its role as a clearing member, as this would require an assessment of transactions that clients may execute in the future. However, based on credit risk management practices and historical experience, and the credit risk mitigants available to the Company, management believes it is unlikely that the Company will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Refer to Note 6 for information on the derivatives that the Company executes for its own account and records on its Consolidated Statement of Financial Condition.

Exchange and clearing house memberships

The Company is a member of several securities and derivative exchanges and clearing houses, both in the U.S. and other countries, and it provides clearing services to its clients. Membership in some of these organizations requires the Company to

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to the amount (or a multiple of the amount) of the Company's contribution to the guarantee fund maintained by a clearing house or exchange as part of the resources available to cover any losses in the event of a member default. Alternatively, these obligations may also include a pro rata share of the residual losses after applying the guarantee fund. Additionally, certain clearing houses require the Company as a member to pay a pro rata share of losses that may result from the clearing house's investment of guarantee fund contributions and initial margin, unrelated to and independent of the default of another member. Generally a payment would only be required should such losses exceed the resources of the clearing house or exchange that are contractually required to absorb the losses in the first instance. In certain cases, it is difficult to estimate the Company's maximum possible exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to the Company to be remote. Where the Company's maximum possible exposure can be estimated, the amount is disclosed in the previous table in exchange and clearing house guarantees and commitments.

Sponsored member repo program
The Company acts as a sponsoring member to clear eligible overnight and term resale and repurchase agreements through the Government Securities Division of the Fixed Income Clearing Corporation ("FICC") on behalf of clients that become sponsored members under the FICC's rules. The Company also guarantees to the FICC the prompt and full payment and performance of its sponsored member clients' respective obligations under the FICC's rules. The Company minimizes its liability under these guarantees by obtaining a security interest in the cash or high-quality securities collateral that the clients place with the clearing house, and therefore, the Company expects the risk of loss to be remote. The Company's maximum possible exposure, without taking into consideration the associated collateral, is included in the previous table in exchange and clearing house guarantees and commitments. For additional information on credit risk mitigation practices on resale agreements and the types of collateral pledged under repurchase agreements, refer to Note 8.

Guarantees of subsidiaries
In the normal course of business, J.P. Morgan Securities may guarantee certain of the obligations of its consolidated subsidiaries. The obligations of the consolidated subsidiaries are included on the Company's Consolidated Statement of Financial Condition; therefore, the Company has not recognized a separate liability for these guarantees. The Company believes that the occurrence of any event that would trigger payments under these guarantees is remote.

Pledged assets
The Company pledges or otherwise uses financial assets to collateralize repurchase and other securities financing agreements, to cover short sales, to collateralize derivative contracts and to satisfy margin deposits at clearing and depository organizations. Certain of these pledged assets may be sold or repledged or otherwise used by the secured parties and are parenthetically identified on the Consolidated Statement of Financial Condition.

The following table presents the carrying value of the Company's pledged assets at December 31, 2024.

(in millions)		
Assets that may be sold or repledged or otherwise used by secured parties	$	123,613
Assets that may not be sold or repledged or otherwise used by secured parties		137,291
Total pledged assets	**$**	**260,904**

Total pledged assets do not include assets of consolidated VIEs; these assets are used to settle the liabilities of those entities. Refer to Note 9 for additional information on assets and liabilities of consolidated VIEs.

Collateral
The Company accepts financial assets as collateral that it is permitted to sell or repledge, deliver or otherwise use. This collateral is generally obtained under resale and other securities financing agreements, customer margin loans and derivative contracts. Collateral is generally used under repurchase and other securities financing agreements, to cover short sales, and to collateralize derivative contracts. In many instances, the Company is permitted to rehypothecate the financial assets it received as collateral, subject to regulations which prohibit the rehypothecation of customer fully-paid and excess margin securities, as set forth in SEC Rule 15c3-3 (the customer reserve requirements rule).

J.P. Morgan Securities LLC and Subsidiaries
(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)
Notes to Consolidated Statement of Financial Condition
December 31, 2024

The following table presents the fair value of collateral accepted at December 31, 2024.

(in millions)	
Collateral that is permitted to be sold or repledged, delivered, or otherwise used	$ 1,000,049
Collateral sold or repledged, delivered, or otherwise used[(a)]	901,740

(a) Includes securities that were segregated to satisfy SEC rules regarding the protection of assets of customers. Refer to Note 15 for further information.

Litigation

The Company is a defendant or respondent in a number of legal proceedings, including private, civil litigations, government investigations or regulatory enforcement matters. The Company believes it has meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings and it intends to defend itself vigorously. Additional legal proceedings may be initiated from time to time in the future.

The Company has established reserves for certain of its currently outstanding legal proceedings. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings each quarter to assess its litigation reserves, and makes adjustments in such reserves, upwards or downward, as appropriate, based on management's best judgment after consultation with counsel. There is no assurance that the Company's litigation reserves will not need to be adjusted in the future.

In view of the inherent difficulty of predicting the outcome of legal proceedings, the Company cannot state with confidence what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences related to those matters. The Company believes, based upon its current knowledge and after consultation with counsel, and after taking into account its current litigation reserves and its estimated aggregate range of possible losses, that the legal proceedings currently pending against it should not have a material adverse effect on the Company's consolidated financial condition. The Company notes, however, that in light of the uncertainties involved in such proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves it has currently accrued or that a matter will not have material reputational consequences. As a result, the outcome of a particular matter may be material to the Company's operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of the Company's income for that period.

The Company believes the estimate of the aggregate range of reasonably possible losses, in excess of reserves established, for its legal proceedings is from $0 to approximately $153 million at December 31, 2024. This estimated aggregate range of reasonably possible losses was based upon information available as of that date for those proceedings in which the Company believes that an estimate of reasonably possible loss can be made.

17. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 25, 2025 (the date of the filing of this report). Other than the event indicated below, there have been no material subsequent events that occurred during such period that would require disclosure or recognition on the Consolidated Statement of Financial Condition as of December 31, 2024.

On February 20, 2025, the Company approved a repayment of $2.0 billion of subordinated borrowings to the IHC to be paid on or before March 31, 2025.

J.P. Morgan Securities LLC and Subsidiaries

(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Computation of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges pursuant to Section 4d(a)(2) of the Commodity Exchange Act

December 31, 2024

(in millions)

Segregation requirements		
Net ledger balance		
Cash	$	26,824
Securities (at market)		17,897
Net unrealized profit/(loss) on open futures contracts traded on a contract market		(1,782)
Exchange traded options		
Market value of open option contracts purchased on a contract market		2,642
Market value of open option contracts granted/(sold) on a contract market		(2,203)
Net equity		43,378
Accounts liquidating to a deficit and accounts with debit balances – gross amount		248
Less: amount offset by customer owned securities		(211)
Amount required to be segregated		43,415
Funds on deposit in segregation		
Deposited in segregated funds bank accounts		
Cash	$	3,254
Securities representing investments of customers' funds (at market)		–
Securities held for particular customers or options customers in lieu of cash (at market)		713
Margins on deposit with derivatives clearing organizations of contract markets		
Cash		8,609
Securities representing investments of customers' funds (at market)		14,753
Securities held for particular customers or option customers in lieu of cash (at market)		12,298
Net settlement from (to) derivatives clearing organizations of contract markets		80
Exchange traded options		
Value of open long option contracts		2,642
Value of open short option contracts		(2,203)
Segregated funds on hand		4,861
Total amount in segregation		45,007
Excess (deficiency) funds in segregation	$	1,592
Management Target Amount for Excess funds in segregation	$	998
Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	$	594

There are no material differences between the amounts presented herein and those reported by J.P. Morgan Securities in its unaudited December 31, 2024 FOCUS Report filed on January 27, 2025.

J.P. Morgan Securities LLC and Subsidiaries

(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Computation of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers pursuant to Commission Regulation 30.7

December 31, 2024

(in millions)

Foreign futures and foreign options secured amounts		
Net ledger balance		
Cash	$	4,217
Securities (at market)		2,304
Net unrealized profit/(loss) on open futures contracts traded on a foreign board of trade		(161)
Exchange traded options		
Market value of open option contracts purchased on a foreign board of trade		32
Market value of open option contracts granted/(sold) on a foreign board of trade		(12)
Net equity		6,380
Accounts liquidating to a deficit and accounts with debit balances – gross amount		96
Less: amount offset by customer owned securities		(94)
Amount required to be segregated		6,382
Funds deposited in separate regulation 30.7 accounts		
Cash in banks located in the United States	$	3,133
Cash in other banks qualified under Regulation 30.7		97
Securities in safekeeping with banks located in the United States		1,461
Securities in safekeeping with other banks qualified under Regulation 30.7		–
Amounts held by members of foreign boards of trade		
Cash		262
Securities		2,082
Unrealized gain/(loss) on open futures contracts		(160)
Value of long option contracts		32
Value of short option contracts		(12)
Total funds in separate section 30.7 accounts		6,895
Excess (deficiency) set Aside Funds for Secured Amount	$	513
Management Target Amount for Excess funds in separate section 30.7 accounts	$	255
Excess (deficiency) funds in separate 30.7 accounts over (under) Management Target Excess	$	258

There are no material differences between the amounts presented herein and those reported by J.P. Morgan Securities in its unaudited December 31, 2024 FOCUS Report filed on January 27, 2025.

J.P. Morgan Securities LLC and Subsidiaries

(an indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Computation of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4d(f) of the Commodity Exchange Act

December 31, 2024

(in millions)

Cleared swaps customer requirements		
Net ledger balances		
Cash	$	18,764
Securities (at market)		8,118
Net unrealized profit/(loss) in open cleared swaps		(4,974)
Cleared swaps options		
Market value of open cleared swaps option contracts purchased		24
Market value of open cleared swaps option contracts granted/(sold)		(18)
Net equity		21,914
Accounts liquidating to a deficit and accounts with debit balances - gross amount		19
Less: amount offset by customer owned securities		(19)
Amount required to be segregated for cleared swaps customers		21,914
Funds in cleared swaps customer segregated accounts		
Deposited in cleared swaps customer segregated accounts at banks		
Cash	$	2,711
Securities representing investments of customers' funds (at market)		10
Securities held for particular cleared swaps customers in lieu of cash (at market)		644
Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts		
Cash		2,516
Securities representing investments of cleared swaps customers' funds (at market)		9,452
Securities held for particular cleared swaps customers in lieu of cash (at market)		7,474
Net settlement from (to) derivatives clearing organizations		93
Cleared swaps options		
Value of open cleared swaps long option contracts		24
Value of open cleared swaps short option contracts		(18)
Total amount in cleared swaps customer segregation		22,906
Excess (deficiency) funds in cleared swaps customer segregation	$	992
Management Target Amount for Excess funds in cleared swaps segregated accounts	$	591
Excess (deficiency) funds in cleared swaps customer segregated accounts over (under) Management Target Excess	$	401

There are no material differences between the amounts presented herein and those reported by J.P. Morgan Securities in its unaudited December 31, 2024 FOCUS Report filed on January 27, 2025.